News Release
www.srtelecom.com

Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM LAUNCHES 2.5GHZ WIMAX SOLUTION
New addition to symmetryMX suite targets US and other growth markets

MONTRÉAL (QUÉBEC)— June 13, 2007— SR Telecom (TSX: SRX) SRX), a leading vendor of broadband wireless access solutions through its WiMAX-certified symmetryTM products, officially entered into the rapidly expanding US WiMAX market today at the WCA 2007 event held in Washington, DC, with the launch of a specially designed 2.5 GHz version of its popular symmetryMX solution that covers the BRS (broadband radio service) and WCS (wireless communication service) frequency blocks.

“The United States represents one of the world’s largest and fastest growing markets for WiMAX solutions and yet is still at an early adoption stage in terms of commercial deployments,” said Serge Legris, SR Telecom’s Vice-president, Marketing. “We see this market as a natural fit for SR Telecom given our North American roots and our expertise in designing, delivering and deploying broadband wireless networks around the world. Our symmetryMX delivers a solution that makes use of the full set of WiMAX capabilities today while providing a seamless migration path from fixed to mobile WiMAX applications.”

The symmetryMX solution enables service providers to quickly and cost-effectively deliver a full range of revenue generating services, such as voice, data, high speed Internet access, and next-generation multimedia applications. When combined with SR Telecom’s symmetryNMS network management system, symmetryMX provides the most efficient use of wireless spectrum and is the first solution to offer Wave2 WiMAX features.

This new version of symmetryMX is primarily targeted at Tier 1 wireless and Tier 2 broadband wireless service providers located in the United States, Canada, Latin America and Asia. This marks SR Telecom’s first foray into the US WiMAX market; its wireless solutions are currently in use in more than 110 countries worldwide.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas.  A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 110 countries worldwide. For more information, visit www.srtelecom.com.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of June 13, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

The forward-looking information contained in this news release represents expectations of SR Telecom as of June 13, 2007 and, accordingly, is subject to change. However, SR Telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

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